SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                 FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                   Commission File Number 33-20166




	Rural Electric Grantor Trust (TEX-LA) 1988- T1
    (Exact name of registrant as specified in its charter)

	2201 Cooperative Way, Herndon, VA 20171-3025
(Registrant's telephone number, including area code, is 703-709-6700)


	Grantor Trust Certificates (TEX-LA) Series 1988-T1
    (Title of each class of securities covered by this Form)


                                 None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

	Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

	Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
	Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
	Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
        Rule 12g-4(a)(2)(ii)    [ ]     Rule 15d-6              [x]
	Rule 12h-3(b)(1)(i)	[ ]

	Approximate number of holders of record as of the certification or notice date: One

	Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:   January 16, 1998            By: /s/ Steven L. Lilly